UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.            The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities Matching Savings Plan

December 31, 2008 and 2007, and for the
Year Ended December 31, 2008

With Report of Independent Registered Public
Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2008 and 2007, and

for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

To Plan Administrator

Simon Property Group and Adopting Entities Matching Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the 2008 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 financial statements taken as a whole.

/s/ Ernst & Young LLP
Indianapolis, Indiana
June 22, 2009

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments:
Money market funds	$716,877	$1,259,999
Common/collective trust	25,943,549	22,626,395
Mutual funds	116,610,475	183,042,432
Common stock	7,192,314	10,458,639
Participant loans receivable	2,727,693	2,633,166
Total investments	153,190,908	220,020,631

Receivables:
Investment income	51,626	70,271
Total assets	153,242,534	220,090,902

Liabilities	—	—

Net assets available for benefits at fair value	153,242,534	220,090,902

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,399,447	245,893
Net assets available for benefits	$154,641,981	$220,336,795

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Contributions:
Participant	$12,037,291
Rollover	958,066
Employer	8,348,503
Interest and dividends	681,293
Total additions	22,025,153

Deductions
Net decrease in fair value of investments	70,407,971
Benefits paid	17,086,024
Administrative expenses	225,972
Total deductions	87,719,967

Net decrease	(65,694,814)

Net assets available for benefits:
Beginning of year	220,336,795
End of year	$154,641,981

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined-contribution plan sponsored by Simon Property Group, L.P. and affiliated companies (the Employer or Company). Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P. The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and record-keeper of the Plan is Fidelity Pricing and Cash Management Services (Fidelity or the Trustee).

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s Administrative Committee, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

Plan Eligibility

For the purpose of making a before-tax contribution or a rollover contribution, an employee becomes eligible to participate in the Plan on the first day of the month coincident with or following the completion of 60 days of active employment and attainment of age 21. For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21.

Employee Contributions

Participants are allowed to contribute from 1% to 50% of their before-tax compensation. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Employer Contributions

The Employer currently matches 100% of the participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made a discretionary profit-sharing contribution of 1.5% of participant compensation in 2008 and 2007. This contribution applied to all eligible employees as defined. As of December 31, 2008 and 2007, cumulative participant forfeitures totaled $19,315 and $127,295, respectively, and are used to reduce future employer contributions and administrative expenses. Forfeitures used to reduce employer contributions and administrative expenses during 2008 were $257,049 and $37,826, respectively.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts. The plan was amended effective January 1, 2007, to create two different vesting schedules: one for pre-2007 profit-sharing contributions (and related investment income) and one for post-2006 profit-sharing contributions (and related investment income).

Pre-2007 profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Post-2006 profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Employees vest immediately in post-1999 employer-matching contributions contributed on and after January 1, 2000.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump-sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce the Employer’s contributions and administrative expenses in future years.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 9 for further discussion of fair value measurements.

The Plan invests in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 9); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in markets that are not active. The guidance in FSP 157-3 was effective upon issuance. The Plan adopted SFAS No. 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31, 2008 or 2007, are as follows:

	2008	2007

Fidelity Growth and Income Fund**	$16,561,595	$32,727,858
Fidelity Spartan U.S. Equity Index Portfolio Fund**	15,560,186	23,420,508
Templeton Institutional Foreign Equity**	11,724,244	20,163,301
Fidelity Low Priced Stock Fund**	12,877,724	21,698,987
Fidelity Magellan Fund	9,432,980	18,319,931
Fidelity Managed Income Portfolio Fund	25,943,549	22,626,395
MSI Balance Advanced Fund	13,474,598	20,458,619
Simon Property Group, Inc. Corporate Common Stock	7,192,314	10,458,639
Vanguard Intermediate Term Bond Index Signal Shares**	8,972,364	2,085,913

**Denotes a portion of the fund is nonparticipant-directed.

During 2008, the Plan’s investments (including investments purchased and sold, as well as held, during the year) decreased in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized (Depreciation) and Appreciation in Fair Value of Investments

Mutual funds	$(67,032,638)
Collective trust	908,142
Common stock	(4,283,475)
$(70,407,971)

4. Nonparticipant-Directed Investments

Discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2008	2007
Net assets:
Mutual funds	$29,136,836	$40,062,878
Money market funds	474,792	900,130
	$29,611,628	$40,963,008

Year Ended December 31
2008
Changes in net assets:
Contributions	$2,915,105
Net decrease in fair value	(10,369,059)
Benefits paid to participants	(3,822,022)
Administrative expenses	(75,404)
$(11,351,380)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 28, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

During 2008 and 2007, the Plan received $446,698 and $339,097, respectively, in dividends related to its investment in the Employer’s common stock.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$154,641,981	$220,336,795
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,399,447)	(245,893)
Benefit claims payable	(50,958)	(41,538)
Net assets available for benefits per the Form 5500	$153,191,576	$220,049,364

The following is a reconciliation of net decrease in fair value of investments from the financial statements to the Form 5500:

Year Ended December 31
2008

Net decrease in fair value of investments per the financial statements	$(70,407,971)
Adjustment from fair value to contract value at December 31, 2008	(1,399,447)
Adjustment from fair value to contract value at December 31, 2007	245,893
Net decrease per the Form 5500	$(71,561,525)

The following is a reconciliation of benefits paid from the financial statements to the Form 5500:

Year Ended December 31
2008

Benefits paid to participants per the financial statements	$17,086,024
Add benefit claims payable at December 31, 2008	50,958
Less benefit claims payable at December 31, 2007	(41,538)
Benefits paid to participants per the Form 5500	$17,095,444

9. Fair Value Measurements

The Plan adopted SFAS No. 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS No. 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

•                  Level 1 — Quoted prices for identical instruments in active markets;

•                  Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

•                  Level 3 — Instruments whose significant inputs are unobservable.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Money Market Funds:  Valued at cost, which approximates the fair value of the net asset value of shares held by the Plan at year-end.

Mutual Funds:  Valued at the net asset value of shares held by the Plan at year-end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/collective trust (Managed Income Portfolio Fund):  Valued at fair value, based upon information provided by the issuer of the common trust fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer of the specific instruments of the fund at year-end (see Note 2).

Participant loans:  Valued at amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Money Market Funds	$716,877	$—	$—	$716,877
Mutual Funds	116,610,475	—	—	116,610,475
Common Stock	7,192,314	—	—	7,192,314
Common/collective trust	—	25,943,549	—	25,943,549
Participant loans	—	—	2,727,693	2,727,693
Total assets at fair value	$124,519,666	$25,943,549	$2,727,693	$153,190,908

The table below sets forth the summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Year Ended December 31, 2008

Balance, beginning of year	$2,633,166
New participant loans net of repayments	94,527
Balance, end of year	$2,727,693

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

 EIN: 35-1903854          Plan Number: 002

December 31, 2008

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Money Market Funds
Fidelity Institutional Cash Portfolio Money
Market Fund*	716,877 units	716,877	$716,877

Common Stock
Simon Property Group, Inc. Corporate Common Stock*	135,372 shares	**	7,192,314

Common/Collective Trusts
Fidelity Managed Income Portfolio Fund*	27,342,996 shares	**	25,943,549

Mutual Funds
Fidelity Growth and Income Fund*	1,257,524 shares	39,314,794	16,561,595
Fidelity Magellan Fund*	205,691 shares	**	9,432,980
Fidelity Spartan U.S. Equity Index Portfolio Fund*	487,780 shares	19,769,316	15,560,186
Fidelity Low Priced Stock Fund*	556,995 shares	18,248,052	12,877,724
Pioneer Indpendence	330,776 shares	3,283,553	2,275,740
Franklin Small Mid Cap Growth A	123,591 shares	**	2,507,658
MSI Balance Advanced Fund	1,359,697 shares	**	13,474,598
PIMCO Total Return Fund	562,557 shares	5,875,608	5,704,332
Templeton Institutional Foreign Equity	791,110 shares	15,989,573	11,724,244
Cohen & Steers Realty	34,515 shares	**	1,277,389
Allianz NFJ Small Cap Value	233,878 shares	6,791,279	4,654,164
DWS Dreman High Return Equity Class A	81,676 shares	**	1,980,654
Vanguard Intermediate Term Bond Index Signal Shares	854,511 shares	8,797,136	8,972,364
Vanguard Growth Index Signal Shares	80,123 shares	**	1,506,313
Fidelity Freedom Income*	14,395 shares	**	137,620
Fidelity Freedom 2000*	10,203 shares	**	102,543
Fidelity Freedom 2010*	65,826 shares	**	681,954
Fidelity Freedom 2020*	192,252 shares	**	1,932,132
Fidelity Freedom 2030*	85,260 shares	**	832,137
Fidelity Freedom 2040*	156,010 shares	**	872,093
Fidelity Freedom 2005*	21,339 shares	**	179,036
Fidelity Freedom 2015*	167,191 shares	**	1,431,154
Fidelity Freedom 2025*	139,146 shares	**	1,145,173
Fidelity Freedom 2035*	71,111 shares	**	571,024
Fidelity Freedom 2045*	22,578 shares	**	148,562
Fidelity Freedom 2050*	9,985 shares	**	64,503
Templeton Developing Markets Class A	1 share	**	10
Fidelity Contrafund*	26 shares	**	1,156
Fidelity Invst Gr Bd	121 shares	**	771
Fidelity Asset Mgr 50%	61 shares	**	666
			116,610,475

Participant loans	Interest rates range from 4% to 10.75%		2,727,693
			$153,190,908

* Indicates party in interest to the Plan.

** Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN
(Name of Plan)

Date: June 29, 2009	/s/ John Dahl
John Dahl
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm